PO Box 407193 ■ Fort Lauderdale, Florida 33340 (954) 581-9993 office ■ (954) 316-9201 fax

Via EDGAR - CORRESP & Fax 202-772-9367

July 30, 2007

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-10
Washington D.C. 20549

Re:	21st Century Holding Company Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-25001

Dear Mr. Rosenberg:

We have received your letter relating to our 2006 10-K filing and have begun the process of drafting our response to your comments.  The letter indicates that you would like to receive our reply within 10 business days, which is August 9, 2007.  While we will make every effort to comply with that date, we would like to respectfully ask for a 5 business day extension.  We are currently in the process of preparing our 2nd quarter 10-Q, which we are required to submit by August 9, 2007.  Given the size our staff, the additional five business days would greatly assist us in allocating the resources necessary to provide adequate responses to your comments.

Thank you for your consideration in this matter.  In this regard, do not hesitate to contact me, at (954) 308-1252.

Sincerely,

/s/ Peter J. Prygelski, III
Peter J. Prygelski, III
Chief Financial Officer